BofA Securities, Inc.,

c/o BofA Securities, Inc.

One Bryant Park

New York, New York 10036

Goldman Sachs & Co. LLC,

c/o Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

Banco BTG Pactual S.A. – Cayman Branch,

c/o Banco BTG Pactual S.A. – Cayman Branch

601 Lexington Avenue, 57th Floor

New York, New York 10022

Itau BBA USA Securities, Inc.,

c/o Itau BBA USA Securities, Inc.

599 Lexington Avenue, 34th Floor

New York, New York 10022

July 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jennifer O’Brien
Shannon Buskirk
John Coleman
Cheryl Brown
Karina Dorin

Re:	Aura Minerals Inc.
CIK No. 0001468642
Registration Statement on Form F-1 (File No. 333-287864)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as Representatives of the several Underwriters of the offering referred to above, wish to advise you that the Underwriters have distributed as many copies of the preliminary prospectus dated July 7, 2025 and included in the Registration Statement on Form F-1, as filed on July 7, 2025, to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as Representatives of the several Underwriters, advise that they have complied and will continue to comply with the requirements of Rule15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Aura Minerals Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:30 P.M. Eastern Time on July 15, 2025, or as soon thereafter as practicable, or at such later time as Aura Minerals Inc. or its outside counsel may orally request.

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Very truly yours,

BofA Securities, Inc.
Goldman Sachs & Co. LLC
Banco BTG Pactual S.A. – Cayman Branch
Itau BBA USA Securities, Inc.

As Representatives of the several Underwriters listed in Schedule A to the Underwriting Agreement

BofA Securities, Inc.

By:	/s/ Fabrizio Wittenburg
Name:	Fabrizio Wittenburg
Title:	Managing Director

Goldman Sachs & Co. LLC

By:	/s/ Carlos Mendoza
Name:	Carlos Mendoza
Title:	Managing Director

Banco BTG Pactual S.A. – Cayman Branch

By:	/s/ Kevin Younai
Name:	Kevin Younai
Title:	Authorized Signatory

Itau BBA USA Securities, Inc.

By:	/s/ Roderick Greenlees
Name:	Roderick Greenlees
Title:	Managing Director

By:	/s/ Nathaniel Wendling
Name:	Nathaniel Wendling
Title:	Managing Director

[Signature Page to Acceleration Request]